 SEC Form 3
FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIESFiled pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public UtilityHolding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104Expires: January 31, 2005Estimated average burdenhours per response. . . . . 0.5
1. Name and Address of Reporting Person*Angus, Jeffrey W. (Last) (First) (Middle) 500 Main Streetc/o Legal Department (Street) Groton, MA 01471-0001 (City) (State) (Zip) USA	2. Date of Event Requiring Statement (Month/Day/Year) August 01, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading SymbolNew England Business Service, Inc. NEB
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Director 10% Owner X Officer OtherOfficer/OtherDescription Senior Vice President	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line)X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock Par Value $1.00	240.056	D
Common Stock Par Value $1.00	3,872.348	I	By 401(k) (1)
Common Stock, Restricted, Par Value $1.00	460.673	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
(over)
SEC 1473 (3-99)

Angus, Jeffrey W. - August 2002
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Options (Right to Buy)	10/19/2000 (2) | 10/19/2010	Common Stock Par Value $1.00 - 1,668.000	$15.000	D
Options (Right to Buy)	10/19/2000 (3) | 10/19/2010	Common Stock Par Value $1.00 - 13,332.000	$15.000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB number.	By: /S/ Michelle R. Palermo-Murphy, Attorney-in-Fact________________________________ 08-08-2002 ** Signature of Reporting Person DatePower of Attorney Page 2 SEC 1473 (3-99)

Angus, Jeffrey W. - August 2002
Form 3 (continued)
FOOTNOTE Descriptions for New England Business Service, Inc. NEB
Form 3 - August 2002
Jeffrey W. Angus
500 Main Street
c/o Legal Department
Groton, MA 01471-0001
Explanation of responses:

(1)   401(K) is a unitized stock fund consisting of company stock and cash and the amount of securities listed on this form is expressed in equivalent shares. The amount of shares attributed to a plan participant and expressed as equivalent shares may change from time to time without the volition of the plan participant and depends upon the amount of cash in the fund, the fair market value of company stock, and the number of plan participants.
(2)   The share options vest in 4 yearly installments of 834 beginning 10/19/2000; 1,668 options remain of the total grant, but are not exercisable as of this date.
(3)   The share options vest in 4 yearly installments of 6,666 beginning 10/19/2000; 13,332 options of the total grant are available, but not exercisable as of this date.

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